As filed with the Securities and Exchange Commission on April 19, 2002
                                                      Registration No. 005-48829
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (Amendment No. 2)

                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                                AFFYMETRIX, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                 --------------

                              Certain Options under
              Affymetrix, Inc. Amended and Restated 1993 Stock Plan
                   Affymetrix, Inc. 1998 Stock Incentive Plan
             Affymetrix/Genetic MicroSystems 1998 Stock Option Plan
                  Affymetrix/Neomorphic 1998 Stock Option Plan
        Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan
                         (Title of Class of Securities)

                                 --------------
                                        *
                      (CUSIP Number of Class of Securities)

                                 --------------

                                   Copies to:
     Barbara A. Caulfield, Esq.                  Jean M. McLoughlin, Esq.
    Executive Vice President and                  Davis Polk & Wardwell
          General Counsel                          1600 El Camino Real
         Affymetrix, Inc.                         Menlo Park, CA 94025
      3380 Central Expressway                      Tel: (650) 752-2000
       Santa Clara, CA 95051                       Fax: (650) 752-2111
        Tel: (408) 731-5000


   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the
    Statement relates:
         [ ]      third party tender offer subject to Rule 14d-1.
         [X]      issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 000826T108.

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                             INTRODUCTORY STATEMENT

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 7, 2002 and amended as filed on April 4, 2002 (the "Original Schedule TO") reports the final results of our offer to exchange options to purchase shares of our common stock, par value $0.01 per share, held by current employees (excluding officers as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) of the Company or its wholly owned subsidiaries, other than employees who as of March 7, 2002 had received notice of their termination.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Original Schedule TO is hereby amended to add the following:

     The offer made pursuant to the Schedule TO expired at 5:00 p.m., Pacific Time, on Friday, April 12, 2002. Pursuant to the offer, we accepted for exchange options to purchase 2,263,301 shares of our common stock, representing approximately 27.4% of the 8,269,774 options that were eligible to be tendered in the offer. Subject to the terms and conditions of the offer, we will grant options to purchase an aggregate of 1,305,962 shares of our common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(G), indicating the number of shares of our common stock subject to such holder's options that have been accepted for exchange, the corresponding number of shares of our common stock that will be subject to the options that will be granted to such holder and the expected grant date of the new options.




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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                            Affymetrix, Inc.


                                            By: /s/ Barbara A. Caulfield
                                                ------------------------
                                            Name:  Barbara A. Caulfield
                                            Title: Executive Vice President and
                                                   General Counsel

Date: April 19, 2002





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